The Lancet Respiratory Medicine and AAAAI Publish Positive Data from Phase III Trials of
Teva’s Reslizumab for the Treatment of Moderate to Severe Asthma in Patients with Elevated Blood
Eosinophils

Further Analysis of Pivotal Phase III Studies Show Reduction in Asthma Exacerbation Rates by at
least half (50% and 59% respectively) and Significant Improvement in Lung Function in Patients
Treated with Reslizumab

Jerusalem, February 23, 2015 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) announced today that The Lancet Respiratory Medicine has published data from two replicate 52-week Phase III global studies on the company’s investigational anti-interleukin-5 (IL-5) monoclonal antibody, reslizumab. The data showed that treatment with reslizumab, compared to placebo, significantly reduced the annual rate of clinical asthma exacerbations (Study 1, 50% and Study 2, 59%), significantly improved lung function, and provided sustained improvement in multiple secondary measures of asthma control in patients with asthma and elevated blood eosinophils who were inadequately controlled on an inhaled corticosteroid (ICS)-based regimen. Findings from the studies were also presented today at the 2015 American Academy of Allergy, Asthma & Immunology (AAAAI) Annual Meeting in a late-breaking oral session.

“Results from these Phase III studies highlight the importance of phenotype-targeted therapies and represent a potential change in the treatment paradigm for patients with moderate-to-severe asthma and elevated blood eosinophil levels who are uncontrolled on an ICS-based therapy,” said Professor Mario Castro, Washington University School of Medicine, Division of Pulmonary and Critical Care Medicine and lead investigator. “If approved, reslizumab could provide doctors with a new treatment option that has the potential to both significantly reduce patients’ asthma exacerbations and improve their current symptom control and lung function.”

Across both trials, a total of 953 patients with asthma and elevated blood eosinophil counts, who were uncontrolled despite receiving medium-to-high doses of ICS with or without an additional controller, and who had at least one asthma exacerbation in the prior year, were randomized to receive intravenously administered reslizumab (3.0 mg/kg) or placebo every four weeks for one year. Approximately 80% of patients in these trials were also taking an inhaled long-acting beta-agonist. The primary efficacy variable was the annual frequency of clinical asthma exacerbations. Lung function, quality of life, asthma control, and safety were also assessed.

Primary efficacy was met in both studies. Results were consistent and demonstrated that reslizumab reduced the annual frequency of clinical exacerbations by at least half (50% and 59% respectively), compared to placebo. Lung function also improved by week four and was maintained through one year in both studies. Furthermore, significant improvements were observed in the Asthma Quality of Life, Asthma Control Questionnaire and Asthma Symptom Utility Index scores. Common adverse events in the reslizumab treatment group were comparable to placebo and included worsening of asthma, nasopharyngitis, upper respiratory infections, sinusitis, influenza and headache. Two anaphylactic reactions were reported and resolved following medical treatment at the study site.

“We are immensely impressed by the continued positive results seen across the entire Phase III clinical trial program for reslizumab,” said Dr. Michael Hayden, President of Global R&D and Chief Scientific Officer at Teva Pharmaceutical Industries Ltd. “There is a tremendous need within the asthma patient population for targeted treatment options that may limit the number of annual exacerbations and aid patients in effectively controlling their condition. If approved, we look forward to bringing this important new therapy to market as soon as possible.”

The data published today in The Lancet Respiratory Medicine and presented at AAAAI are part of the comprehensive Phase III clinical trial program for reslizumab and further build upon Phase III trial data previously presented at the European Respiratory Society (ERS) International Congress in 2014. Regulatory submissions for reslizumab are planned for the first half of 2015.

About Reslizumab

Reslizumab is an investigational humanized monoclonal antibody (mAb) against interleukin-5 (IL-5). IL-5 has been shown to play a crucial role in the maturation, and survival of eosinophils, inflammatory white blood cells implicated in a number of allergic diseases, such as asthma. Elevated levels of blood eosinophils are a risk factor for future asthma exacerbations. Recent data from the Phase III clinical program demonstrated that reslizumab significantly reduced the annual rate of asthma exacerbations and improved lung function and asthma symptoms in patients with moderate to severe asthma with elevated blood eosinophils whose symptoms were inadequately controlled by medium to high doses of inhaled corticosteroids with or without an additional controller, compared with placebo.

About the Studies

In two duplicate, double-blind, Phase III studies, a total of 953 patients with similar baseline characteristics, and with moderate to severe asthma and elevated blood eosinophil levels were randomized to receive either intravenous reslizumab (3.0 mg/kg) (n=477) or placebo (n=476) every four weeks for one year. The primary endpoint was the annual frequency of clinical asthma exacerbations. Additional assessments included lung function, quality of life, asthma control and safety.

Results from these studies demonstrated that patients receiving reslizumab achieved reductions in clinical asthma exacerbations (study 1 RR 0.50 [95%CI 0.37, 0.67], study 2 RR 0.41 [95%CI 0.28, 0.59], both P<0.0001) versus placebo. Lung function improved by the first assessment at week four, and was maintained for one year in both studies (change in FEV1 over 52 weeks was 0.126 L, P<0.0001 and 0.090 L, P=0.006). Significant improvements from baseline over 52 weeks were observed in Asthma Quality of Life Questionnaire scores (0.302, P=0.0004 and 0.234, P=0.0052), Asthma Control Questionnaire (-0.255, P=0.0002 and -0.242, P=0.0003) and Asthma Symptom Utility Index (+0.061 [P<0.0001]; +0.036 [P=0.0011]). Common adverse events in the reslizumab treatment group were similar to placebo; two anaphylactic reactions in the reslizumab arm were reported that resolved with treatment at the study site. Overall, reslizumab significantly reduced the annual rate of clinical exacerbations and resulted in sustained improvement in secondary measures of asthma control compared with placebo.

About Asthma

Asthma is a chronic (long-term) disease usually characterized by airway inflammation and narrowing of the airways, which can vary over time. Asthma may cause recurring periods of wheezing (a whistling sound when you breathe), chest tightness, shortness of breath and coughing that often occurs at night or early in the morning. Without appropriate treatment, asthma symptoms may become more severe and result in an asthma attack, which can lead to hospitalization and even death.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

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This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our new 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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